Exhibit 4.6

AMENDMENT TO
SHAREHOLDERS AGREEMENT

        THIS AMENDMENT TO SHAREHOLDERS AGREEMENT (this “Amendment”) by and among NUVOX, INC. (formerly known as Gabriel Communications, Inc.), a Delaware corporation (the “Company”), and the shareholders of the Company who have executed this Amendment, is made as of September __, 2001.

Background

        a.    The Company and certain shareholders of the Company have entered into a Shareholders Agreement dated as of August 14, 1998, as amended by Agreement dated as of November 18, 1998 and amended by Agreement dated as of December 13, 1999 (the “Shareholders Agreement”) providing for certain rights and obligations of such shareholders. Capitalized terms used but not defined herein shall have the meanings given them in the Shareholders Agreement.

         b.    The parties desire to amend the Shareholders Agreement in certain respects.

Agreement

         On the basis of the foregoing, the parties agree as follows:

         1.   Amendments to Agreement.    The Shareholders Agreement is hereby amended as follows:

(a)	Section 1 of the Shareholders Agreement is amended to read in its entirety as follows:

“For purposes of this Agreement the term “Shares” shall mean (i) all shares of the Common Stock of the Corporation (now owned or hereafter acquired) by the Employee Shareholders (as hereinafter defined), (ii) all shares of Series E-6 Convertible Preferred Stock, Series E-8 Convertible Preferred Stock, Series E-9 Convertible Preferred Stock, Series E-10 Convertible Preferred Stock, Series E-11 Convertible Preferred Stock and Series E-12 Convertible Preferred Stock, each with a par value of $.01 per share, of the Corporation (collectively the “Series E Preferred Stock”) (now owned or hereafter acquired) by the Employee Shareholders, (iii) all shares of the Common Stock of the Corporation held by The Goldman Sachs Group, L.P. and Brooks Investments, L.P. on the date hereof and listed on Exhibit A hereto and (iv) all shares of the Series F Convertible Preferred Stock, par value $.01 per share, of the Corporation (now owned or hereafter acquired) by the Employee Shareholders.”

(b)	Section 2 thereof is deleted and replaced with the words "[Intentionally omitted]"
(c)	The first sentence of Section 3.2 thereof is amended to replace the words “to the Corporation and the other Shareholder(s) of the proposed terms” with the words “to the Corporation, the other Shareholder(s) and the holders of the Corporation’s Preferred Stock (in each case, to the extent the same are accredited investors) of the proposed terms”

(d)	Section 3.6 is amended to read in its entirety as follows:

“3.6 Death or Disability. Upon the death of a Shareholder, such Shareholder’s Shares may be transferred by will or the laws of descent and distribution without being subject to the options contained in Sections 3.3 and 3.4 and upon the total and permanent disability of a Shareholder, such Shareholder’s Shares may be transferred to the guardian, if any, of such Shareholder without being subject to the options contained in Sections 3.3 and 3.4, provided, in either of such cases, the transferee(s) of such Shares agrees in writing to be bound by all the terms and conditions of this Agreement. Total and permanent disability means having a physical or mental condition resulting from injury, disease or mental disorder which, in the opinion of a majority of the Board of Directors of the Corporation, makes a Shareholder permanently incapable of continuing in the employment of the Corporation. A determination by the disability insurance carrier for the Corporation, if any, that a Shareholder is totally disabled shall be conclusive upon the parties to this Agreement.”

(e)	Section 5 thereof is deleted and replaced with the words "[Intentionally omitted]"
(f)	Section 6.2 thereof is amended to replace the word “If” appearing as the first word thereof with the words “Subject to compliance with Section 6.6 hereof, if”

(g)	Section 6.6 thereof is amended to read in its entirety as follows:

“Notwithstanding anything to the contrary in Section 3, 4 or 6.2, if the Corporation and the other Shareholders do not elect to exercise any option under Section 3 or 4 in full, the holders of shares of the Corporation’s Preferred Stock may elect to purchase any portion of such unpurchased shares in the same manner and upon the same terms as provided in Section 3 within ten (10) days after the expiration of the option period granted to the other Shareholders.”

(h)	Section 7.1 thereof is deleted and replaced with the words “[Intentionally omitted]"
(i)	Section 8.2 thereof is deleted and replaced with the words “[Intentionally omitted]"
(j)	Section 7.5 thereof is deleted and replaced with the words “[Intentionally omitted]"
(k)	Section 8.1 thereof is amended to read in its entirety as follows:

“The purchase price for Shares purchased pursuant to Section 4 shall be paid in cash at closing. The purchase price for shares purchased pursuant to Section 3 shall be on such terms as set forth in the notice provided therein.”

(l)	Section 8.2 thereof is deleted and replaced with the words “[Intentionally omitted]"
(m)	Section 8.3 thereof is deleted and replaced with the words “[Intentionally omitted]"
(n)	Section 8.4 thereof is deleted and replaced with the words “[Intentionally omitted]"
(o)	Section 8.5 thereof is deleted and replaced with the words “[Intentionally omitted]"
(p)	Section 9.1 thereof is amended to read in its entirety as follows:

“In the case of a purchase of Shares under Sections 3 or 4, the closing of the sale and purchase shall take place ten (10) days after the delivery to the selling Shareholders of written notice by the last of the purchasing party or parties to deliver such notice of its, his or their exercise of the option or options to purchase said Shareholder’s Shares.”

(q)	Section 13.2 thereof is deleted and replaced with the words "[Intentionally omitted]"

         2.      Effectiveness of Amendment.

        This Amendment shall become effective when executed by the Company and when the Company shall have received counterparts of this Amendment signed by Shareholders owning at least 80% of the total number of the Corporation’s Shares in accordance with Section 16.5 of the Shareholders Agreement.

         3.     Affirmation of Agreement.

        Except as amended hereby, the Shareholders Agreement shall remain in effect in accordance with its terms.

        IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date indicated above.

NUVOX, INC.
By:
David L. Solomon, Chief Executive Officer

[Signatures of Shareholders]